UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 8-K CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of Report (Date of earliest event reported) May 10, 2021 Bank of Marin Bancorp (Exact name of Registrant as specified in its charter) California 001-33572 20-8859754 (State or other jurisdiction of incorporation) (Commission File Number) (IRS Employer Identification No.) 504 Redwood Blvd., Suite 100, Novato, CA 94947 (Address of principal executive office) (Zip Code) Registrant’s telephone number, including area code: (415) 763-4520 Not Applicable (Former name or former address, if changes since last report) Check the appropriate box below if the Form 8-K filing is to simultaneously satisfy the filing obligation of the registrant under any of the following provisions: ☒ Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425) ☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) ☐ Pre-commencement communications pursuant to Rule 13e-4(c)) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Common stock, no par value and attached Share Purchase Rights BMRC The Nasdaq Stock Market Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 1 - Registrant’s Business and Operations Item 1.01 Entry into a Material Definitive Agreement Bank of Marin Bancorp (Nasdaq: BMRC) (the “Company”) announced May 10, 2021, that the Company and the Jon S. Kelly Administrative Trust, Shawn Devlin and Riley Gardner (collectively, the “Kelly Trust Parties”) have reached an agreement (the “Agreement”) under which Sanjiv Sanghvi has been added to the Company’s Board of Directors and will be included in the Company’s slate of directors for election to the Board of Directors of the Company at the upcoming Annual Meeting of Shareholders. Pursuant to the Agreement, the Company has agreed to immediately appoint Mr. Sanghvi to the Board of Directors of the Company and include Mr. Sanghvi as a nominee on its slate of director candidates to be nominated by the Board for election at the 2021 annual meeting of shareholders. The 2021 annual meeting of shareholders was previously scheduled for May 11, 2021, but has been rescheduled for June 29, 2021. In connection with the Agreement, the Kelly Trust Parties have agreed to withdraw the nominations of Messrs. Sanghvi and Peter Luchetti in consideration for Mr. Sanghvi being voluntarily added to the Board prior to the 2021 annual meeting. In connection with the Agreement, Mr. Sanghvi will also be appointed to the Compensation and Nominating & Governance Committees of the Board. The Agreement also requires the Company to ensure that its size is no greater than twelve (12) board members at the time the 2022 annual meeting is held. The Agreement also provides for a “Restricted Period” that runs from the date of the Agreement to the date that is 30 days prior to the first day of the notice period specified in the Company’s advance notice bylaw applicable for the 2022 annual meeting of shareholders. During the Restricted Period, the Kelly Trust Parties will have the right to replace Mr. Sanghvi if he is no longer able to serve as a director of the Company, provided that the Kelly Trust Parties continue to collectively beneficially own at least three percent (3%) of the issued and outstanding shares of the Company. During the Restricted Period, the Kelly Trust Parties agreed to vote for the board’s proposed nominees for director and against any other shareholder nominations. Also during the Restricted Period, the Kelly Trust Parties agreed not to: (a) own or control greater than 9.9% of the issued and outstanding shares of the Company; (b) propose or seek to effect a “Company Transaction” as defined in the Agreement; (c) publicly suggest or announce their willingness or desire to engage in a Company Transaction; (d) initiate or encourage any other person to initiate a Company Transaction; (e) solicit proxies in opposition to any recommendation or proposal of the Company’s board; (f) initiate, propose, submit, encourage or otherwise solicit shareholders of the Company for the approval of one or more shareholder proposals; (g) form, join in or in any other way participate in a partnership, pooling agreement voting trust or similar arrangement with respect to the Company’s common stock; (h) except in connection with enforcing the Agreement, initiate or participate in any litigation against the Company or its subsidiaries or their respective officers and directors; (i) advise, assist, encourage or finance any other person in connection with any of the matters restricted by the Agreement; or (j) publicly announce or disclose any request to be released from any of the foregoing matters. The Company also agreed to reimburse the Kelly Trust Parties for certain out of pocket expenses related to the Agreement in an amount not to exceed $60 thousand. The summary description of the Agreement in this paragraph is qualified in its entirety by reference to the full terms of the Agreement attached to this Report as Exhibit 10.1. Section 5 - Corporate Governance and Management Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers (d) Appointment of Director

On May 10, 2021, the Company announced that Sanjiv Sanghvi was appointed as a new director of the Company effective May 10, 2021. He will join the Compensation and Nomination and Governance Committees of the Board. Other than as set forth in Item 1.01, there were no other arrangements concerning the appointment of Mr. Sanghvi as a director. Section 8 - Other Events Item 8.01 Other Events The Press Release announcing the entry into the Agreement and the appointment of Sanjiv Sanghvi is attached as Exhibit 99.1 and incorporated herein by reference. Important Additional Information And Where To Find It The Company, its directors and certain of its executive officers are deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the matters to be considered at the Company’s 2021 Annual Meeting of Shareholders. Information regarding the names of the Company’s directors and executive officers and their respective interests in the Company by security holdings or otherwise can be found in the Company’s proxy statement for its 2021 Annual Meeting of Shareholders, to be filed with the U.S. Securities and Exchange Commission (the "SEC”). The proxy statement and all other documents filed with the SEC by the Company are available free of charge at the SEC’s website at www.sec.gov. The Company intends to file a definitive proxy statement and proxy card with the SEC in connection with the solicitation of proxies from the Company’s shareholders in connection with the matters to be considered at the Company’s Annual Meeting of Shareholders. Additional information regarding the identity of participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Company’s definitive proxy statement for its 2021 Annual Meeting, including the schedules and appendices thereto. INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND THE ACCOMPANYING PROXY CARD AND OTHER DOCUMENTS FILED BY BANK OF MARIN BANCORP WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain the Proxy Statement, any amendments or supplements to the Proxy Statement, the accompanying proxy card, and other documents filed by the Company with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Investor Relations section of the Company’s corporate website at www.bankofmarin.com, or by writing to the Company’s Corporate Secretary at BANK OF MARIN BANCORP, 504 REDWOOD BLVD., SUITE 100, NOVATO, CA 94947. Section 9 - Financial Statements and Exhibits Item 9.01 Financial Statements and Exhibits (d) Exhibits. Exhibit No. Description 10.1 Agreement dated May 10, 2021 99.1 Press release dated May 10, 2021

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized. Date: May 11, 2021 BANK OF MARIN BANCORP By: /s/ Tani Girton Tani Girton Executive Vice President and Chief Financial Officer

AGREEMENT This Agreement, dated as of May 10, 2021 (the “Agreement”), is by and among Bank of Marin Bancorp, a California corporation (the “Company”), The Jon S. Kelly Administrative Trust UTD January 14, 2000 (the “Kelly Trust”), Shawn Devlin (“Ms. Devlin”) and Riley Gardner (“Mr. Gardner”; and collectively with the Kelly Trust and Ms. Devlin, the “Kelly Trust Parties”). Each of the foregoing shall be referred to herein individually, as a “Party” and collectively, as the “Parties.” WHEREAS, prior to the date hereof the Kelly Trust (i) delivered a letter (the “Original Nomination Letter”) to the Company, dated as of April 5, 2021, nominating (the “Original Kelly Trust Nomination”) one individual for election to the Board of Directors of the Company (the “Board”), (ii) delivered a letter supplement (the “Nomination Supplement”, and collectively with the Original Nomination Letter, the “Nomination Letter”) to the Company, dated as of April 26, 2021, nominating (the “Second Kelly Trust Nomination” and collectively with the Original Kelly Trust Nomination, the “Kelly Trust Nomination”), an additional individual for election to the Board, and (iii) filed two amended Schedule 13Ds disclosing the Kelly Trust Nomination with the Securities and Exchange Commission (the “SEC”) related to the matters set forth in the Nomination Letter; WHEREAS, the Parties have agreed that it is in their mutual interests to enter into this Agreement, which, among other things, terminates the pending proxy contest for the election of directors at the 2021 Annual Meeting (as defined below); WHEREAS, the Company has agreed, at the request of the Kelly Trust, to increase the size of the Board from eleven (11) to twelve (12) members effective as of the date hereof and to immediately appoint Sanjiv Sanghvi (the “Kelly Trust Nominee”; together, and including any Replacement Kelly Trust Nominee (as defined below), the “Kelly Trust Nominees”) to fill the vacancies on the Board resulting from such increase; WHEREAS, the Company has agreed, at the request of the Kelly Trust, in connection with the Company’s 2021 Annual Meeting of Shareholders (including any adjournment, postponement, rescheduling or postponement thereof in accordance with this Agreement, the “2021 Annual Meeting”), to nominate the Kelly Trust Nominee for election as a member of the Board, and recommend that the shareholders vote to elect the Kelly Trust Nominee as a director of the Company; and WHEREAS, provided the Company is not in breach of this Agreement, the Kelly Trust desires to withdraw its Nomination Letter and to refrain from submitting any director nominations and to vote for the election of the Company’s nominees for directors at the 2021 Annual Meeting. NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows: Execution Version Exhibit 10.1

ARTICLE I DEFINITIONS Section 1.1 Defined Terms. For purposes of this Agreement: (a) The term “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). (b) The terms “beneficial owner” and “beneficially own” have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act. (c) The term “Restricted Period” means the period from the date of this Agreement through the date that is 30 days prior to the first day of the notice period specified in the Company’s advance notice bylaw (Section 2.14 of Article 2 of the Company’s Bylaws) applicable to the Company’s 2022 Annual Meeting of Shareholders; provided, that the Kelly Trust Parties may terminate the Restricted Period at any time by written notice to the Company if (i) the Company refuses to grant its consent to a Replacement Kelly Trust Nominee as provided in clause (ii) to Section 2.1(d) within ten days following the request therefor, or (ii) there is a material breach of this Agreement by the Company that is not cured by the Company within ten days of the date on which the Kelly Trust Parties provide the Company with notice of such breach. Section 1.2 Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. Section 1.3 The Kelly Trust Parties. (a) All decisions and other actions to be taken or made by the Kelly Trust Parties under or pursuant to this Agreement shall be taken or made by in the discretion of the Kelly Trust Party(ies) then holding a majority of the shares of Common Stock collectively held by the Kelly Trust Parties as of the date thereof. (b) The Kelly Trust holds the shares of Common Stock, no par value, of the Company (the “Common Stock”) indicated on Schedule A. From and after the 2 date the Kelly Trust distributes all of the shares indicated on Schedule A to Ms. Devlin and Mr. Gardner, the parties hereby acknowledge and agree that (i) the Kelly Trust shall no longer be deemed to be a “Kelly Trust Party,” (ii) the Kelly Trust Party shall cease to be a party hereunder and (iii) all rights, obligations, liabilities and privileges of the Kelly Trust shall be assumed by and inure to the benefit equally of the remaining Kelly Trust Parties. ARTICLE II COVENANTS Section 2.1 Board of Directors, Annual Meeting and Related Matters. (a) Board Expansion. Simultaneously with the execution of this Agreement, the Board shall take all necessary actions to immediately (i) increase the size of the Board from eleven (11) to twelve (12) directors and maintain such size through the conclusion of the 2021 Annual Meeting, and (ii) appoint the Kelly Trust Nominee as a director to the Board. (b) 2021 Annual Meeting. The Company shall use all reasonable best efforts to cause the 2021 Annual Meeting to be held and the election of directors thereat to be conducted on June 29, 2021 and shall not delay or postpone such meeting date or election, unless a quorum is not obtained, in which case the 2021 Annual Meeting shall be held as promptly thereafter as practicable. (c) Board Reduction. Following the closing of the Company’s previously announced acquisition of American River Bankshares (the “AMRB Acquisition”) and before the 2022 Annual Meeting, the Board shall take all necessary actions to reduce the size of the Board to twelve (12) directors (including the Kelly Trust Nominee and any directors added as a result of such acquisition). Until the conclusion of the 2022 Annual Meeting, the Board shall take all necessary actions to ensure that the size of the Board does not exceed twelve (12) directors. (d) Replacement Directors. If at any time during the Restricted Period any Kelly Trust Nominee refuses to serve, or is unable or unwilling to serve as a director of the Company as a result of such Kelly Trust Nominee’s death, incapacity, or otherwise, then the Kelly Trust Parties shall be entitled to designate another individual as a replacement Kelly Trust Nominee subject to the consent of the Company, such consent not to be unreasonably withheld, delayed or conditioned (any such replacement Kelly Trust Nominee, a “Replacement Kelly Trust Nominee”), and such Replacement Kelly Trust Nominee shall be deemed a Kelly Trust Nominee for all purposes of this Agreement; provided, however, that the 3

Company’s objection to a proposed Replacement Kelly Trust Nominee shall be deemed reasonable only if, (i) such individual is an officer or director of a financial institution operating in any MSA in which the Company then currently operates a full service bank branch, or (ii) such individual does not meet all other criteria for board membership as established by the Board’s Nominating and Governance Committee applicable to all directors generally. In proposing an individual as a Replacement Kelly Trust Nominee pursuant to the immediately preceding sentence, the Kelly Trust Parties shall provide the Company with such information regarding such individual as would be required to nominate such individual as a director pursuant to Section 2.14 of Article 2 of the Company’s Bylaws. In the event of the death, resignation or retirement from the Board of any Kelly Trust Nominee during the Restricted Period, the Board shall, as promptly thereafter as practicable, cause such Kelly Trust Nominee to be replaced with a Replacement Kelly Trust Nominee. (e) Committees of the Board. Concurrently with the election and/or appointment of the Kelly Trust Nominees pursuant to Section 2.1, and throughout the Restricted Period, the Board shall ensure that a Kelly Trust Nominee or Replacement Kelly Trust Nominee shall be a member of at least each of the Compensation Committee, the Nominating & Governance Committee, and any additional or new committee of the Board formed on or after the date hereof and the Company agrees to maintain such committee appointments during the Restricted Period; provided, however, that any such Kelly Trust Nominee or Replacement Kelly Trust Nominee meets any criteria for such position as required by NASDAQ rules or rules and regulations established by the SEC; provided further that the Company acknowledges and agrees that the Kelly Trust Nominee or Replacement Kelly Trust Nominee, as applicable, shall be an observer to the Executive Committee of the Board and shall (i) receive copies of all documents distributed to the members of the Executive Committee, including, without limitation, notice of all meetings of the Executive Committee and all materials prepared for consideration at any meeting of the Executive Committee on or after the date hereof contemporaneous with their distribution to the members of the Executive Committee and (ii) have the right to attend, but not vote, at all meetings of the Executive Committee during the Restricted Period (whether such meetings are held in person, telephonically or otherwise). (f) Nomination of New Directors. The Company agrees that at the 2021 Annual Meeting, the Board will: (1) nominate the Kelly Trust Nominee as director of the Company whose terms shall expire at the Company’s 2022 Annual Meeting of Shareholders; and 4

(2) solicit proxies for and vote in favor of the Kelly Trust Nominee at the 2021 Annual Meeting. (g) Efforts. The Company shall use all reasonable best efforts to ensure that the Kelly Trust Nominee is elected by the shareholders at the 2021 Annual Meeting; provided that such efforts shall be no less rigorous and be conducted in a manner no less favorable than the manner in which the Company supports its other nominees. (h) Role of Kelly Trust Nominees. Each of the Kelly Trust Nominees, upon election and/or appointment to the Board, will be governed by the same protections and obligations regarding confidentiality, conflicts of interests, fiduciary duties, trading and disclosure policies and other governance guidelines (it being understood that such policies shall not restrict the activities of the Kelly Trust Parties) and shall have the same rights and benefits, including with respect to insurance, indemnification, compensation and fees, as are applicable to all independent directors of the Company. (i) Proxy Solicitation Materials. The Company and the Board agree that the Company’s Proxy Statement and proxy cards for the 2021 Annual Meeting and all other solicitation materials to be delivered to shareholders in connection with the 2021 Annual Meeting (excepting any materials delivered prior to the date hereof) shall be prepared in accordance with, and in furtherance of, this Agreement. The Company will provide the Kelly Trust Parties with copies of any portion of proxy materials or other solicitation materials that contain statements relating to the Kelly Trust Parties, the Kelly Trust Nominees or this Agreement a reasonable period (and, in any event, at least two business days) in advance of filing such materials with the SEC or disseminating the same in order to permit the Kelly Trust Parties a reasonable opportunity to review and comment on such materials. The Kelly Trust Parties will provide, as promptly as reasonably practicable, all information relating to the Kelly Trust Nominees (and other information, if any) to the extent required under applicable law to be included in the Company’s Proxy Statement and any other solicitation materials to be delivered to shareholders in connection with the 2021 Annual Meeting. The Company’s Proxy Statement for the 2021 Annual Meeting shall contain the same type and tenor of information concerning the Kelly Trust Nominees as provided for the Company’s other director nominees. (j) Stock Ownership. If at any time during the Restricted Period the Kelly Trust Parties fail to collectively beneficially own at least 3% of the issued and outstanding shares of the Company, then the terms and conditions of Section 2.1(d) shall cease to have any force or effect and the Kelly Trust 5

Parties shall have no rights or privileges to enforce the terms of Section 2.1(d). Section 2.2 Voting Provisions. During the Restricted Period, subject to the full compliance by the Company of this Agreement, the Kelly Trust Parties, together with their respective Affiliates, will cause all shares of Common Stock for which they have the right to vote as of the record date for any annual or special meeting of Company shareholders during the Restricted Period to be present for quorum purposes and to be voted at such meeting or at any adjournments or postponements thereof, (a) in favor of each director nominated and recommended by the Board for election at such meeting and (b) against any shareholder nominations for director which are not approved and recommended by the Board for election at such meeting. Section 2.3 Withdrawal of Nomination Letter / Termination of Proxy Contest. By executing this Agreement, subject to the full compliance by the Company of this Agreement, the Kelly Trust hereby irrevocably withdraws its Nomination Letter and agrees to terminate the pending proxy contest with respect to the election of directors at the 2021 Annual Meeting. Section 2.4 Publicity. Promptly after the execution of this Agreement, the Company and the Kelly Trust will issue a joint press release in the form attached hereto as Schedule B. Section 2.5 Other Actions by the Kelly Trust Parties. During the Restricted Period, each of the Kelly Trust Parties covenants and agrees not to do the following, directly or indirectly or in concert with any Affiliate, group or person: (a) own, acquire, offer or propose to acquire or agree to acquire, whether by purchase, tender or exchange offer, or through the acquisition of control of another person or entity (including by way of merger or consolidation) any additional shares of the outstanding Company Common Stock, any rights to vote or direct the voting of any additional shares of Company Common Stock or any securities convertible into Company Common Stock, which would result in the collective ownership or control of, or other beneficial ownership interest of the Kelly Trust Parties of an amount equal to 9.9% or more than of the then-outstanding shares of the Common Stock in the aggregate, except for additional shares acquired by way of stock splits, stock dividends, stock reclassifications or other distributions or offerings made available and, if applicable, exercised on a pro rata basis, to holders of the Company Common Stock generally; (b) (i) propose or seek to effect a merger, consolidation, recapitalization, reorganization, sale, lease, exchange or other disposition of substantially all the assets of, or other business combination involving, or a tender or exchange offer for securities of, the Company or any of its subsidiaries or any material portion of the Company’s or its subsidiaries’ business or assets or any type of transaction that would result in a change in control of 6 the Company (any such transaction described in this clause and specifically including the AMRB Acquisition (i) is a “Company Transaction” and any proposal or other action seeking to effect a Company Transaction as described in this clause (i) is defined as a “Company Transaction Proposal”), (ii) seek to exercise any control or influence over the management of the Company or the Board of Directors of the Company or any of the subsidiaries, businesses, operations or policies of the Company, (iii) present to the Company, its shareholders or any third party any proposal constituting or that could reasonably be expected to result in a Company Transaction, or (iv) seek to effect a change in control of the Company; (c) publicly suggest or announce its willingness or desire to engage in a transaction or group of transactions or have another person engage in a transaction or group of transactions that would constitute or could reasonably be expected to result in a Company Transaction or take any action that might require the Company to make a public announcement regarding any such Company Transaction; (d) initiate, request, induce, encourage or attempt to induce or give encouragement to any other person to initiate any Company Transaction Proposal, or otherwise provide assistance to any person who has made or is contemplating making, or enter into discussions or negotiations with respect to, any Company Transaction Proposal; (e) solicit proxies or written consents or assist or participate in any other way, directly or indirectly, in any solicitation of proxies or written consents, or otherwise become a “participant” in a “solicitation,” or assist any “participant” in a “solicitation” (as such terms are defined in Rule 14a-1 of Regulation 14A and Instruction 3 of Item 4 of Schedule 14A, respectively, under the Securities Exchange Act of 1934) in opposition to any recommendation or proposal of the Company’s Board of Directors, or recommend or request or induce or attempt to induce any other person to take any such actions, or seek to advise, encourage or influence any other person with respect to the voting of (or the execution of a written consent in respect of) the Company Common Stock, or execute any written consent in lieu of a meeting of the holders of the Company Common Stock or grant a proxy with respect to the voting of the capital stock of the Company to any person or entity other than the Board of Directors of the Company; (f) initiate, propose, submit, encourage or otherwise solicit shareholders of the Company for the approval of one or more shareholder proposals or induce or attempt to induce any other person to initiate any shareholder proposal, or seek election to, or seek to place a representative or other 7 affiliate or nominee on, the Company’s Board of Directors (other than as expressly provided for in this Agreement) or seek removal of any member of the Company’s or subsidiaries’ Board of Directors; (g) form, join in or in any other way (including by deposit of the Company’s capital stock) participate in a partnership, pooling agreement, syndicate, voting trust or other group with respect to Company Common Stock, or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Company Common Stock; (h) except in connection with the enforcement of this Agreement, initiate or participate, by encouragement or otherwise, in any litigation against the Company or its subsidiaries or their respective officers and directors, or in any derivative litigation on behalf of the Company, except for testimony which may be required by law; (i) advise, assist, encourage or finance (or arrange, assist or facilitate financing to or for) any other person in connection with any of the matters restricted by, or otherwise seek to circumvent the limitations of, this Agreement; and (j) publicly announce or disclose any request to be excused from any of the foregoing obligations of this Section 2.5. Notwithstanding anything in this Agreement to the contrary, the foregoing provisions of this Section 2.5 shall not be deemed to restrict the Kelly Trust Parties from: (i) communicating privately with the Board or any of the Company’s officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, (ii) communicating privately with shareholders of the Company and others in a manner that does not otherwise violate this Section 2.5, (iii) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over the Kelly Trust Parties, or (iv) tendering shares, receiving payment for shares or otherwise participating in any Company Transaction on the same basis as the other stockholders of the Company or from participating in any Company Transaction that has been approved by the Board, subject to the other terms of this Agreement. Furthermore, for the avoidance of doubt, nothing in this Agreement shall be deemed to restrict in any way the Kelly Trust Nominees in the exercise of their fiduciary duties under applicable law as directors of the Company. ARTICLE III OTHER PROVISIONS Section 3.1 Representations and Warranties. 8

(a) Representations and Warranties of the Company. The Company hereby represents and warrants that (i) this Agreement and the performance by the Company of its obligations hereunder (A) has been duly authorized, executed and delivered by it, and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, (B) does not require the approval of the shareholders of the Company and (C) does not and will not violate any law, any order of any court or other agency of government, the Articles of Incorporation of the Company, as amended, or the Bylaws of the Company, as amended, or any provision of any indenture, agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument, and (ii) attached hereto as Exhibit 1 is a true and complete copy of the Resolutions of the Board approving this Agreement and the transactions and contemplated herein. (b) Representations and Warranties of the Kelly Trust Parties. (i) The Kelly Trust represents and warrants that this Agreement and the performance by the Kelly Trust of its obligations hereunder (A) has been duly authorized, executed and delivered by the Kelly Trust, and is a valid and binding obligation of the Kelly Trust, enforceable against the Kelly Trust, its trustees and beneficiaries in accordance with its terms, (B) does not require approval by any owners or holders of any equity interest in the Kelly Trust (except as has already been obtained) and (C) does not and will not violate any law, any order of any court or other agency of government, the charter or other organizational documents of the Kelly Trust, as amended, or any provision of any agreement or other instrument to which the Kelly Trust or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such agreement or instrument. The Kelly Trust hereby further represent and warrant that, as of the date hereof, the Kelly Trust is the beneficial owner of such number of shares of Common Stock as are set forth on Schedule A of this Agreement. (ii) Each of Ms. Devlin and Mr. Gardner, each solely on behalf of his or herself, hereby represents and warrants that (A) he or she is a natural person of the age of maturity and (B) that this Agreement has been duly executed and delivered by Ms. Devlin and Mr. Gardner, and is a valid and 9 binding obligation of Ms. Devlin and Mr. Gardner, enforceable against Ms. Devlin and Mr. Gardner, in accordance with its terms. Section 3.2 Confidentiality. The Company has no obligation to furnish Confidential Information to the Kelly Trust Parties or their representatives by virtue of this Agreement except for Confidential Information provided to the Kelly Trust Nominees in their capacity as directors of the Company. Each of the Kelly Trust Parties hereby acknowledge that it, he or she is aware (and your Affiliates and representatives who are apprised of this matter have been advised) of and understands its, his or her obligations under federal and state securities laws with respect to your possession of material nonpublic information and agree that you will neither use, nor cause any third party to use, any information in contravention of such securities laws or any rules or regulations promulgated thereunder. Without limiting the foregoing, the Parties acknowledge and agree that the Kelly Trust Parties do not wish to receive material nonpublic information of the Company. The term “Confidential Information” shall mean any information that is confidential to the Company; provided that Confidential Information will not include information which (i) becomes lawfully available to the public other than as a result of a breach of this Agreement, (ii) was lawfully known to the Kelly Trust Parties on a non-confidential basis prior to its disclosure by the Company or its representatives by the Company or on its behalf, (iii) lawfully becomes available to the Kelly Trust Parties on a non-confidential basis from a source other than the Company or the Company’s representatives or agents, provided that such source is not bound by a confidentiality agreement with the Company of which the Kelly Trust Parties have been made aware or (iv) is independently developed by the Kelly Trust Parties without use or reliance on any Confidential Information. Section 3.3 Remedies. (a) Each Party hereby acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific relief hereunder, including an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in Superior Court of the State of California County of Marin or federal court in the Northern District of the State of California, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived. (b) Each Party agrees, on behalf of itself and its Affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby shall be brought solely and exclusively in the Superior Court of the State of California County of Marin or federal court in the Northern District of the State of California (and the parties agree not to commence any action, suit or proceeding relating thereto 10 except in such courts). Each Party, on behalf of itself and its Affiliates, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the Superior Court of the State of California County of Marin or federal court in the Northern District of the State of California, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum. Section 3.5 Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto. Section 3.6 Expenses. Each party shall be responsible for its own fees and expenses incurred in connection with this Agreement and all matters related to this Agreement, except that the Company will promptly reimburse the Kelly Trust Parties for their reasonable and documented out-of-pocket fees, costs and expenses (including attorneys’ fees) incurred in connection with this Agreement and/or the 2021 Annual Meeting, including in connection with the nomination and appointment of the Kelly Trust Nominees, up to a maximum aggregate amount of $60,000. Section 3.7 Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by email (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party), provided that such email notice is accompanied by a notice delivered pursuant to either clause (i) or (iii) within twenty-four hours of email receipt; or (iii) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and email addresses for such communications shall be: 11 if to the Company: Bank of Marin Bancorp 504 Redwood Blvd. Suite 100 Novato, CA Facsimile: (415) 884-9153 Attention: Russell A. Colombo Email: RussColombo@bankofmarin.com with a copy to: Stuart|Moore|Staub 641 Higuera Street Suite 302 San Luis Obispo, CA 93401 Facsimile: (805) 545-8599 Attention: Kenneth E. Moore Email: ken@stuartmoorelaw.com if to the Kelly Trust: The Jon S. Kelly Administrative Trust 2020 W. El Camino Avenue, Suite 120 Sacramento, CA 95833 Attention: Stephen Fleming and Scott G. Nichols, Co-Trustees Email sfleming@rivercitybank.com; scott@kkninc.com if to Ms. Devlin: c/o The Jon S. Kelly Administrative Trust 2020 W. El Camino Avenue, Suite 120 Sacramento, CA 95833 Email: shawn@kellydevlin.org if to Mr. Gardner: c/o The Jon S. Kelly Administrative Trust 2020 W. El Camino Avenue, Suite 120 Sacramento, CA 95833 Email: riley.gardner@rivercitybank.com each with a copy to: Olshan Frome Wolosky LLP 1325 Avenue of the Americas New York, NY 10019 Facsimile: (212) 451-2222 Attention: Steve Wolosky and Rebecca Van Derlaske Email: swolosky@olshanlaw.com; rvanderlaske@olshanlaw.com Section 3.8 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of California. Section 3.9 Further Assurances. Each party agrees to take or cause to be taken such further actions, and to execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and to obtain such consents, as may be reasonably required 12 or requested by the other party in order to effectuate fully the purposes, terms and conditions of this Agreement. Section 3.10 Third-Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, and nothing in this Agreement is intended to confer on any person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement. Section 3.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A facsimile or electronic (in “.pdf” format) copy of any executed counterpart hereof shall have the same legal effect as the original. [Signature pages follow] 13

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written. BANK OF MARIN BANCORP By: /s/ Russell A. Colombo Name: Russell A. Colombo Title: President and CEO Execution Version

KELLY TRUST: THE JON S. KELLY ADMINISTRATIVE TRUST By: /s/ Stephen Fleming, Trustee Stephen Fleming, Trustee By: /s/ Scott Nichols, Trustee Scott Nichols, Trustee By: /s/ Gregory Gene Kelly, Trustee Gregory Gene Kelly, Trustee /s/ Shawn Devlin Shawn Devlin /s/ Riley Gardner Riley Gardner Execution Version

Exhibit 99.1 MEDIA CONTACT: Beth Drummey Manager Bank of Marin 415-763-4529 | bethdrummey@bankofmarin.com BANK OF MARIN BANCORP AND THE JON S. KELLY ADMINISTRATIVE TRUST AGREE TO SETTLE PROXY CONTEST Novato, California, May 10, 2021 — Bank of Marin Bancorp (NASDAQ: BMRC) (the “Company”) announced today that the Company and the Jon S. Kelly Administrative Trust (“Kelly Trust”) have reached an agreement (the “Agreement”) under which Sanjiv Sanghvi has been added to the Company’s Board of Directors and will be included in the Company’s slate of directors for election to the Board of Directors of the Company at the upcoming Annual Meeting of Shareholders. Pursuant to the Agreement, the Company has agreed to immediately appoint Mr. Sanghvi to the Board of Directors of the Company and include Mr. Sanghvi as a nominee on its slate of director candidates to be nominated by the Board for election at the 2021 annual meeting of shareholders. The 2021 annual meeting of shareholders was previously scheduled for May 11, 2021, but has been rescheduled for June 29, 2021. In connection with the Agreement, the Kelly Trust has agreed to withdraw its nominations of Messrs. Sanghvi and Peter Luchetti in consideration for Mr. Sanghvi being voluntarily added to the Board prior to the 2021 annual meeting. In connection with the Agreement, Mr. Sanghvi will also be appointed to the Compensation and Nominating & Governance Committees of the Board. Russell A. Colombo, the Company’s Chief Executive Officer, said “We are pleased to have reached an agreement with the Kelly Trust. Management welcomes the perspectives and insights of Sanjiv Sanghvi, who is a well-qualified addition to our board of directors.” A representative of the Kelly Trust stated, “Our nominee looks forward to working with the other directors and management to build and deliver value for all shareholders.” About Bank of Marin Bancorp Founded in 1990 and headquartered in Novato, Bank of Marin is the wholly owned subsidiary of Bank of Marin Bancorp (Nasdaq: BMRC). A leading business and community bank in the San Francisco Bay Area, with assets of $3.1 billion as of March 31, 2021, Bank of Marin has 21 branches and 7 commercial banking offices located across 7 Bay Area counties. Bank of Marin provides commercial banking, personal banking, specialty lending and wealth management and trust services. Specializing in providing legendary service to its customers and investing in its local communities, Bank of Marin has consistently been ranked one of the “Top Corporate Philanthropists" by the San Francisco Business Times and one of the “Best Places to Work” by

the North Bay Business Journal. Bank of Marin Bancorp is included in the Russell 2000 Small- Cap Index and Nasdaq ABA Community Bank Index. For more information, go to www.bankofmarin.com.